EXHIBIT 22

Subsidiary Issuers of Guaranteed Securities

As of December 31, 2025, Bristol-Myers Squibb Company (Parent Guarantor) was the unconditional and irrevocable guarantor of the following unsecured registered notes issued by a wholly-owned subsidiary of Parent Guarantor:

Name of Subsidiary Issuer	State of Formation of Issuer	Description of Registered Notes
BMS Ireland Capital Funding Designated Activity Company	Ireland	2.973% Notes due 2030
BMS Ireland Capital Funding Designated Activity Company	Ireland	3.363% Notes due 2033
BMS Ireland Capital Funding Designated Activity Company	Ireland	3.857% Notes due 2038
BMS Ireland Capital Funding Designated Activity Company	Ireland	4.289% Notes due 2045
BMS Ireland Capital Funding Designated Activity Company	Ireland	4.581% Notes due 2055